FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 000-21919

DF CHINA TECHNOLOGY INC.
 (Translation of registrant’s name into English)

Units 3207-08, West Tower, Shun Tak Centre
168-200 Connaught Road
Central, Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following sets forth a press release issued on February 2, 2004 by DF China Technology Inc. Contact: Mr. Aaron ZHU Xiaojun Tel: (852) 2255 0688 Fax: (852) 2851 3660

FOR IMMEDIATE RELEASE
DF CHINA TECHNOLOGY (“DFCT”) ANNOUNCES
DISPOSAL OF ASSETS REDUCING THE NET ASSET VALUE
OF DFCT TO US$454,797.38

On 27 January 2004, the Company entered into an agreement with a third party that the Company has disposed of its majority assets for debts reduction. As a result thereof, the net asset of DFCT is reduced to US$454,797.38 representing a net asset value of US$0.017 per share, compared to the net asset value of US$2.55 million (equivalent to US$0.128 per share) as of 31 March 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF China Technology Inc.

Date:	February 2, 2004	By	/s/ Aaron ZHU Xiaojun Aaron ZHU Xiaojun, Executive Director

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